Exhibit 99.2

Gemino Senior Secured Healthcare LLC

and Subsidiaries

Consolidated Financial Statements

December 31, 2013

Gemino Senior Secured Healthcare LLC and Subsidiaries

Table of Contents

December 31, 2013

Independent Auditors’ Report

Manager

Gemino Senior Secured Healthcare LLC

We have audited the accompanying consolidated financial statements of Gemino Senior Secured Healthcare LLC and Subsidiaries (collectively, the “Company”) which comprise the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the period from September 30, 2013 (Inception) through December 31, 2013, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gemino Senior Secured Healthcare LLC and Subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the period from September 30, 2013 (Inception) through December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Philadelphia, Pennsylvania

February 14, 2014

Gemino Senior Secured Healthcare LLC and Subsidiaries

Consolidated Balance Sheet

December 31, 2013

2013

Assets

Assets
Cash and cash equivalents	$11,699,705
Loans receivable, net of allowance of $988,745	94,897,563
Accrued interest receivable	784,679
Deferred financing costs, net	1,093,316
Intangible asset	2,800,000
Goodwill	5,663,531
Other assets	88,299
Furniture and equipment, net	56,284

Total assets	$117,083,377

Liabilities and Equity

Liabilities
Advances due under credit facility	$83,000,000
Related party debt	13,000,000
Accrued dividend	416,465
Accounts payable and accrued expenses	1,234,165

Total liabilities	97,650,630

Equity
Gemino Senior Secured Healthcare LLC:
Units, $1,000 par, issued and outstanding 19,839	18,840,090
Retained deficit	(900,464)

Total Gemino Senior Secured Healthcare LLC equity	17,939,626

Non-controlling interest in subsidiary	1,493,121

Total equity	19,432,747

Total liabilities and equity	$117,083,377

See notes to consolidated financial statements

Gemino Senior Secured Healthcare LLC and Subsidiaries

Consolidated Statement of Operations

For the period September 30, 2013 (Inception) through December 31, 2013

2013
Interest Income
Interest income on loans	$2,114,228
Interest expense	(700,137)

Net interest income	1,414,091

Provision for Loan Losses	(988,745)

Net interest income after provision for loan losses	425,346

Other Income	830,245

General and Administrative Expenses	(1,381,686)

Net loss	(126,095)

Less: net loss attributable to the non-controlling interest in subsidiary	(5,631)

Net loss attributable to Gemino Senior Secured Healthcare LLC	$(120,464)

See notes to consolidated financial statements

Gemino Senior Secured Healthcare LLC and Subsidiaries

Consolidated Statement of Changes in Members’ Equity

For the period September 30, 2013 (Inception) through December 31, 2013

	Gemino Senior Secured Healthcare LLC	Non-Controlling Interest In Subsidiary	Total
Balance at September 30, 2013	$—	$—	$—
Initial capital contributions	32,839,000	1,173,532	34,012,532
Additional capital contributions	—	361,685	361,685
Member expenses paid	(998,910)	—	(998,910)
Units exchanged for senior secured promissory note	(13,000,000)	—	(13,000,000)
Dividends declared	(780,000)	(36,465)	(816,465)
Net loss	(120,464)	(5,631)	(126,095)

Balance at December 31, 2013	$17,939,626	$1,493,121	$19,432,747

See notes to consolidated financial statements

Gemino Senior Secured Healthcare LLC and Subsidiaries

Consolidated Statement of Cash Flows

For the period September 30, 2013 (Inception) through December 31, 2013

2013
Cash Flows from Operating Activities
Net loss	$(126,095)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	7,336
Amortization of discount on loans	(11,536)
Amortization of deferred origination fees and costs	(10,918)
Amortization of deferred financing cost	57,543
Provision for loan losses	988,745
Changes in assets and liabilities:
Decrease in accrued interest receivable	36,171
Decrease in other assets	52,370
Increase in deferred origination fees and costs, net	188,610
Increase in accounts payable and accrued expenses	750,648

Net cash provided by operating activities	1,932,874

Cash Flows from Investing Activities
Acquisition of Gemino Healthcare Finance, LLC (net of cash acquired)	(25,847,108)
Increase in loans receivable, net	(161,073)
Purchase of furniture and equipment	(4,787)

Net cash used in investing activities	(26,012,968)

Cash Flows from Financing Activities
Repayments of debt and other payables related to the acquisition	(78,355,009)
Proceeds from credit facility	83,000,000
Financing costs paid and deferred for credit facility	(1,150,859)
Dividends paid	(400,000)
Member distribution for member expenses paid	(998,910)
Proceeds from contributed capital	33,684,577

Net cash provided by financing activities	35,779,799

Net increase in cash and cash equivalents	11,699,705

Cash and Cash Equivalents, Beginning	—

Cash and Cash Equivalents, Ending	$11,699,705

Supplemental Disclosure of Cash Flow Information
Interest paid	$1,578,001

Supplemental Disclosure of Non-Cash Financing Information
Conversion of subordinated debt to equity of non-controlling interest	$52,289

Exchange of units for senior secured promissory note with related party	$13,000,000

See notes to consolidated financial statements

Gemino Senior Secured Healthcare LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013

1.	Description of Business

Gemino Senior Secured Healthcare LLC

Gemino Senior Secured Healthcare LLC (“Gemino Senior”) is a holding company that was formed as a limited liability company under the laws of the State of Delaware in December 2013 for the purpose of holding the controlling interest of Gemino Healthcare Finance, LLC (“Gemino Finance”).

Pursuant to a definitive agreement dated September 30, 2013, Solar Senior Capital Ltd., a Maryland corporation (“Solar”), acquired a controlling interest in Gemino Finance. Gemino Management Investment, LLC (“GMI”), whose members comprise certain management employees of Gemino Finance and who had an interest in Gemino Finance before the transaction, co-invested in the transaction. On December 31, 2013, Solar contributed all of its limited liability company interests in Gemino Finance to Gemino Senior in exchange for all of the limited liability company interests in Gemino Senior and a $13,000,000 senior secured promissory note. Solar is the sole member of Gemino Senior. GMI has a non-controlling interest in Gemino Finance.

Gemino Healthcare Finance, LLC

Gemino Finance, a Delaware limited liability company formed in December 2006, is a commercial finance company that originates, underwrites, and manages primarily secured, asset-based loans for small and mid-sized U.S. companies operating in the healthcare industry. Gemino Finance’s loans are primarily in the form of revolving lines of credit, secured by accounts receivable of the borrowers. The accounts receivable serving as collateral are primarily third party obligations from government payers, such as Medicare or Medicaid, and commercial insurers.

In certain cases, Gemino Finance may provide senior term loan financing to qualified borrowers in addition to a revolving line of credit. Senior term loans are typically secured by accounts receivable and all other assets of the borrowers, and a pledge of the stock of the borrowers.

In April 2007, Gemino Finance formed Gemino Healthcare Funding, LLC (“Gemino Funding”), a consolidated wholly-owned special purpose limited liability company, to purchase certain eligible loans and related property from Gemino Finance under a $100,000,000 Indenture (Note 8).

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Gemino Senior, Gemino Finance and Gemino Funding (collectively, the “Company”). All significant intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The allowance for loan loss represents an estimate that is particularly susceptible to material change.

Gemino Senior Secured Healthcare LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013

Cash Equivalents

Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less. As of December 31, 2013, the Company had no cash equivalents.

Loans Receivable and Income Recognition

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances less the allowance for loan loss and any deferred fees or costs.

Commitment terms of the Company’s financing agreements generally range from two to five years with interest charged on a floating rate basis based on the underlying credit quality of the borrower and other factors. For the Company’s revolving loans, the ability for a borrower to borrow under the commitment is subject to an advance rate calculated as a percentage of the borrower’s estimated net value of eligible accounts receivable, which secures the revolving loan commitment.

Income on loans receivable is recognized using the simple interest method. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well secured and/or in the process of collection. Typically, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful. Uncollected interest accrued on loans that are placed on non-accrual or charged off, is reversed against interest income. Any collections received on these loans may be recognized as interest income on a cash basis, or as a reduction in the outstanding principal, at management’s discretion. Loans are returned to accrual status when all principal and interest amounts contractually due are reasonably assured.

Revolving loan origination fees and costs are deferred and amortized on a straight-line basis over the terms of the related loan commitments as an adjustment to interest income on loans. Term loan origination fees are deferred and amortized using either the effective interest method or the straight-line method over the life of the loan. The straight-line method may be used for term loan facilities when it approximates the effective yield method. Other fees, such as collateral monitoring fees, unused balance fees and inspection fees, are recognized when the services are provided. Termination fees are recognized when a loan is terminated. These other fees are included in other income.

Impaired Loans

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest in accordance with the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for revolving and term loans and is calculated based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Gemino Senior Secured Healthcare LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013

Allowance for Loan Loss

The allowance for loan loss represents the Company’s recognition of the assumed risks of extending credit and the quality of collateral securing the Company’s loans receivable portfolio. The allowance is maintained at a level considered adequate to provide for probable losses inherent in the loans receivable portfolio.

The allowance for loan loss is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Management’s assessment of the various factors affecting the quality of the portfolio includes historical loss experience, specific review of problem accounts and loans that are considered impaired, the value of the underlying collateral and general business conditions.

Loans are charged off when collection is sufficiently questionable and when the Company can no longer justify maintaining the loan as an asset on the balance sheet. Loans qualify for charge off when, after thorough analysis, all possible sources of repayment are insufficient. These include impairment of: (1) potential future cash flow, (2) value of collateral and/or (3) financial strength of guarantors.

The allowance consists of a specific and a general component. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class including revolving loans and term loans. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors.

These qualitative risk factors include:

1.	Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

2.	National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.

3.	Nature and volume of the portfolio and terms of loans.

4.	Volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.

5.	Existence and effect of any concentrations of credit and changes in the level of such concentrations.

6.	Effect of external factors, such as competition and legal and regulatory requirements.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management’s best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

Gemino Senior Secured Healthcare LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013

The Company may grant a concession or modification for economic or legal reasons related to a borrower’s financial condition that it would not otherwise consider. The Company may modify loans through rate reductions, extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers’ operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions or any of the other factors used in management’s determination.

Goodwill and Intangible Asset

Goodwill relates to the price paid for an acquired business in excess of the fair value of assets acquired and liabilities assumed. Intangible assets are segregated into amortizable intangibles and unamortizable intangibles. Amortizable intangibles are amortized on a straight-line basis over their useful lives. Unamortizable intangibles, which have an indefinite life, like goodwill and trade name, require an assessment of their valuation at least annually.

Goodwill and the intangible asset relate to the acquisition of Gemino Finance on September 30, 2013 (Note 3). There has been no impairment of goodwill or the intangible asset as of December 31, 2013.

Furniture and Equipment

Furniture and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives.

Deferred Financing Costs

The Company incurred and capitalized $1,150,859 in 2013, in connection with a new credit facility (Note 8). These costs are being amortized on a straight-line basis over the life of the agreement as an adjustment to interest expense.

Income Taxes

The Company is not subject to federal or state income taxes. Members of the Company have elected to report the taxable income or loss on their individual tax returns. Accordingly, no provision for income taxes has been recorded in the accompanying consolidated financial statements.

The Company applies authoritative guidance relating to the accounting for uncertain tax positions. Accordingly, a provision for uncertain tax positions and related penalties and interest is recognized when it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood or more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Gemino Finance files both federal and state

Gemino Senior Secured Healthcare LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013

income tax returns; Gemino Senior and Gemino Funding are disregarded entities for tax purposes. The Company is no longer subject to examination by taxing authorities for the years before January 1, 2010.

Non-Controlling Interest in Subsidiary

Limited liability company interests of Gemino Finance held by GMI, referred to as member units, along with net income (loss) allocated to these units, net of dividends, are recorded as non-controlling interest in subsidiary in the accompanying consolidated financial statements.

In the event of termination of employment at Gemino Finance of an employee who is a member of GMI, the terminated employee may effectively put his or her member units back to Gemino Finance or Gemino Finance may call the terminated employee’s member units. The redemption price for the put or called member units is fair value on the date of exercise.

3.	Business Acquisition

In connection with a Unit Purchase Agreement dated September 30, 2013, Solar and GMI (“Buyers”) acquired all of the equity interests in Gemino Finance from its selling members (“Seller”). The total consideration for the acquisition was $38,592,161, which was financed by $4,499,568 of Company debt and from Buyers’ contributed capital.

The assets acquired, including identifiable intangible assets, and liabilities assumed in the acquisition were recorded at their respective fair values. The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill. The allocation of the purchase price to the assets acquired and liabilities assumed at the date of acquisition is as follows:

Consideration:

Cash paid	$37,418,629
Fair value of non-controlling interest in Gemino Finance (including previously-owned interest of $637,351)	1,173,532

Total consideration	38,592,161

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash	12,107,702
Loans receivable	95,891,391
Accrued interest receivable	820,850
Other assets	140,669
Furniture and equipment	58,833
Trade name	2,800,000
Account payable and accrued expenses	(2,260,277)
Debt	(76,630,538)

Total identifiable net assets	32,928,630

Goodwill	$5,663,531

Gemino Senior Secured Healthcare LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013

The fair value of loans receivable, which includes secured revolving lines of credit and term loans of approximately $95,972,000, was determined based on a independent valuation that considered industry risk, and the interest rate, liquidity, credit and event risks of each loan. The valuation resulted in a discount of approximately $81,000 from par as of the acquisition date.

The fair value of trade name is based on an independent valuation that considers brand recognition and uses a relief from royalty method, which is an income approach. That measure is based on significant inputs not observable in the market. The trade name asset has an indefinite useful life.

Goodwill of $5,663,531 was recorded in connection with the acquisition, which is not deductible for tax purposes.

The fair value of the non-controlling interest in subsidiary was estimated using the acquisition value of the controlling interest’s units, and considering the significant role of members of Gemino Finance management who effectively hold the non-controlling interest, the fair value put feature exercisable upon termination of employment, and inputs that are not observable, including the lack of control and lack of marketability. The potential discount in value for the lack of control and marketability was determined to be not material.

4.	Loans Receivable

The following table shows the loans receivable, net as of December 31, 2013:

Revolving loans receivable	$85,523,989
Term loans receivable	10,609,475

Total loans receivable	96,133,464

Less allowance for loan losses	(988,745)
Less deferred origination fees and costs, net	(177,692)
Less discount on loans, net	(69,464)

Loans receivable, net	$94,897,563

5.	Allowance for Loan Losses and Recorded Investment in Loans Receivables

The following table summarizes the activity in the allowance for loan losses by loan class for the period ended December 31, 2013 and information in regards to the allowance for loan losses and the recorded investment in loans receivable by loan class as of December 31, 2013:

	Allowance for Loan Losses - December 31, 2013
	Beginning Balance	Charge-offs	Recoveries	Provisions	Ending Balance	Ending Balance: Individually Evaluated for Impairment	Ending Balance: Collectively Evaluated for Impairment	Ending Balance: Loans Acquired with Deteriorated Credit Quality

Revolving loans	$—	$—	$—	$879,625	$879,625	$—	$879,625	$—
Term loans	—	—	—	109,120	109,120	—	109,120	—

	$—	$—	$—	$988,745	$988,745	$—	$988,745	$—

Gemino Senior Secured Healthcare LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013

	Loans Receivables - December 31, 2013
	Ending Balance	Ending Balance: Individually Evaluated for Impairment	Ending Balance: Collectively Evaluated for Impairment	Ending Balance: Loans Acquired with Deteriorated Credit Quality

Revolving loans	$85,523,989	$—	$85,523,989	$—
Term loans	10,609,475	—	10,609,475	—

	$96,133,464	$—	$96,133,464	$—

There were no impaired loans or loans on nonaccrual status as of December 31, 2013.

Credit Quality Indicators

The following table presents the classes of the loan portfolio summarized by the internal credit rating and the classified numerical ratings of 1 to 7 within the Company’s internal risk rating system as of December 31, 2013: Loans with a rating of 4 or better generally pose minimal risk to the Company as they exhibit, among other things, one or more of the following attributes: (1) well-secured collateral position; (2) satisfactory cash flows; and (3) history of timely payment of debt obligations. Loans credit rated below 4 are considered “Watchlist” loans, an overall degree of risk exists such that management’s review is warranted each quarter.

	December 31, 2013
	Revolving Loans	Term Loans

Rated 4 or better	$77,900,445	$9,909,475
Rated 5	6,106,291	700,000
Rated 6	1,517,253	—

Total	$85,523,989	$10,609,475

6.	Furniture and Equipment

Furniture and equipment are comprised of the following at December 31, 2013:

Computer software and equipment	$38,324
Furniture and fixtures	13,270
Leasehold improvements	12,026

Total	63,620

Less accumulated depreciation	(7,336)

Furniture and equipment, net	$56,284

Depreciation expense was $7,336 for the period ended December 31, 2013.

Gemino Senior Secured Healthcare LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013

7.	Related Party Debt

On December 31, 2013, Gemino Senior entered into a $13,000,000 senior secured promissory note (“Note”) with Solar, the sole member of Gemino Senior. The Note matures on December 31, 2018 and bears interest at a rate of LIBOR plus 7.50%, payable monthly beginning in February 2014.

8.	Debt

Gemino Finance and Gemino Funding entered into a five-year $100,000,000 secured revolving credit facility, which is expandable to $150,000,000 under an accordion feature. The credit facility matures September 2018 and may be extended upon agreement by all parties. Under the terms of the credit facility, Gemino Finance and Gemino Funding, as applicable, have made certain customary representations and warranties, and are required to comply with various covenants, including financial and reporting requirements and other customary conditions for similar credit facilities. The Company was in compliance will all covenants as of December 31, 2013. The credit facility also includes customary events of default for credit facilities of this nature.

The credit facility is in the form of an Indenture Agreement (the “Indenture”). Under the Indenture, the lender has agreed to make advances to Gemino Funding, as the issuer, to enable it to purchase eligible loans from Gemino Finance, as the originator and servicer. At December 31, 2013, the advances due under the credit facility amounted to $83,000,000. Gemino Funding pledged approximately $100,494,000 of eligible loans and related security at December 31, 2013.

Interest on the credit facility accrues at a variable rate per annum of one-month LIBOR plus 2.75% (2.92% at December 31, 2013), payable monthly. The Company also pays customary loan fees for the credit facility.

9.	Commitments and Concentrations

At December 31, 2013, the Company (through Gemino Finance and Gemino Funding) has committed facilities to its borrowers totaling approximately $170,559,000, of which approximately $74,426,000 was unused. Borrowers may borrow up to the lesser of (i) the committed facility or (ii) the underlying collateral value multiplied by the advance rate. Of the $74,426,000 unused committed facility amounts at December 31, 2013, borrowers could borrow up to approximately $15,626,000.

At December 31, 2013, the Company had no loans to borrowers with a balance greater than 10% of total loans receivable.

10.	Lease Commitments

The Company leases its headquarters, regional sales office and equipment under non-cancelable operating leases, which expire at various dates through 2016. As of December 31, 2013, future lease payments under non-cancelable operating leases, consists of the following:

Years ending December 31:
2014	$132,678
2015	134,866
2016	13,728

Total	$281,272

Total rent expense for all leases amounted to approximately $43,000 for the period ended December 31, 2013.

Gemino Senior Secured Healthcare LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013

11.	401(k) Savings Plan

The Company has a savings incentive plan covering substantially all employees of the Company. Contributions are currently made by the Company in an amount equal to 100% of the first 5% of employee contributions after the employee has completed three months of continued employment. The Company’s contribution for the period ended December 31, 2013 was approximately $25,000.

12.	Long-Term Incentive Plan

The Company has a Long-Term Incentive Plan (“LTIP Plan”) that provides for an annual bonus pool to employees of Gemino Finance based on Gemino Finance achieving certain performance criteria. For the period ended December 31, 2013, the Company has expensed $42,000 for the bonus pool.

13.	Fair Value Disclosure

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. The estimated fair value amounts have been measured as of the Company’s year-end and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to that date. As such, the estimated fair value of these consolidated financial instruments subsequent to the reporting date may be different than the amounts reported at year-end. These estimates are subjective in nature and include uncertainties and matters of significant judgment and, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following information should not be interpreted as an estimate of the fair value of the entire Company, since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments as of December 31, 2013:

Cash and cash equivalents – The carrying value approximates fair value for cash and cash equivalents.

Loan receivables, net – Fair values for loans are estimated using market interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable, accrued interest payable – Due to the short-term nature of these amounts, their carrying amounts approximate fair value.

Notes payable - The fair value of the notes payable is determined from market sources based on current interest rates at the balance sheet date for borrowings with similar credit ratings as the Company.

The estimated fair values of the Company’s financial instruments as of December 31, 2013 are as follows:

	December 31, 2013
	Carrying Value	Fair Value

Financial assets:
Cash and cash equivalents	$11,699,705	$11,699,705
Loan receivables, net	94,897,563	96,060,305
Accrued interest receivable	784,679	784,679

Financial liabilities:
Notes payable	96,000,000	96,000,000
Accrued interest payable	215,452	215,452

Gemino Senior Secured Healthcare LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013

14.	Contingencies

In August 2012, Gemino Finance agreed to indemnify the buyer of a distressed business to which Gemino Finance had provided a loan. The agreement provides for two separate indemnification baskets as of December 31, 2013: (i) one at $1.0 million for any breaches of customary representations and warranties related to the transaction, which steps down to $0.5 million in February 2014 and expires in August 2014, and (ii) the second of up to $4.5 million for acts of gross negligence or willful misconduct by the prior operators of the business, which has no expiration. The Seller has agreed to indemnify the Company for any related losses. The Company believes it is unlikely that any claims will be made by the buyer and, therefore, no liability has been recorded for this contingency. In the event the Company’s assumptions used to evaluate this matter change in future periods, it may be required to record a liability to reflect a potential adverse outcome.

15.	Subsequent Events

The Company evaluated subsequent events for recognition or disclosure through February 14, 2014, which was the date the consolidated financial statements were available to be issued.